                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                    FORM 11-K

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         or

( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                     For the Fiscal year Ended May 31, 2000
                         Commission file number 33-62357

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   TAB Products Co. Tax Deferred Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                TAB Products Co.
                        2130 Gold Street, P.O. Box 649061
                             San Jose, CA  95164-9061

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            TAB PRODUCTS CO.
                                            TAX DEFERRED SAVINGS PLAN


Date: November 27, 2000                     By  /s/R. J. Sexton
                                                ------------------------------
                                                R. J. Sexton, Treasurer and
                                                Member of the Administrative
                                                Committee for the Plan

                                TAB PRODUCTS CO.
                            TAX DEFERRED SAVINGS PLAN

                              FINANCIAL STATEMENTS

                              MAY 31, 2000 AND 1999

                                TAB PRODUCTS CO.
                            TAX DEFERRED SAVINGS PLAN

                            Financial Statements and
                              Supplemental Schedule

                        YEARS ENDED MAY 31, 2000 AND 1999


                                TABLE OF CONTENTS

Independent Accountants' Report...................................................................................4

Financial Statements:

Statements of Net Assets Available for Benefits...................................................................5
Statements of Changes in Net Assets Available for Benefits........................................................6
Notes to Financial Statements.....................................................................................7

Supplemental Schedule as of May 31, 2000.........................................................................15

Schedule of Assets Held for Investment Purposes at End of Year...................................................16

To the Participants and
Plan Administrator of the
TAB Products Co.
Tax Deferred Savings Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

         We have audited the financial statements of the TAB Products Co. Tax Deferred Savings Plan (the Plan) as of May 31, 2000 and 1999, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                     MOHLER, NIXON & WILLIAMS
                                                     Accountancy Corporation
Campbell, California
November 17, 2000

                                TAB PRODUCTS CO.
                            TAX DEFERRED SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                         May 31,
                                                                         ----------------------------------------
                                                                              2000                      1999
                                                                         --------------             -------------
Investments, at fair value                                                 $17,466,056               $18,602,366
                                                                         --------------             -------------
      Assets held for investment purposes                                   17,466,056                18,602,366
Non interest bearing cash account                                              867,161
Employer's contribution receivable                                                                        19,435
Participants' contributions receivable                                                                    67,734
Accrued interest and dividends receivable                                                                  6,782
                                                                         --------------             -------------
      Net assets available for benefits                                    $18,333,217               $18,696,317
                                                                         ==============             =============

                     See independent accountants' report and
                   accompanying notes to financial statements.

                           TAB PRODUCTS CO.
                       TAX DEFERRED SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                       For the years ended
                                                                                             May 31,
                                                                                -------------------------------------
                                                                                    2000                     1999
                                                                                ------------             ------------
Additions (deductions) to net assets attributed to:
     Investment income:
         Dividends and interest                                                 $   130,985              $  1,019,864
         Net realized and unrealized appreciation
            (depreciation) in fair value of investments                             293,355                (5,011,816)
                                                                                ------------             ------------
                                                                                    424,340                (3,991,952)
                                                                                ------------             ------------
     Contributions:
         Participants'                                                            1,997,553                 1,765,896
         Employer's                                                                 763,866                   449,132
                                                                                ------------             ------------
                                                                                  2,761,419                 2,215,028
                                                                                ------------             ------------
            Total additions (deductions)                                          3,185,759                (1,776,924)
                                                                                ------------             ------------
Deductions from net assets attributed to:
     Withdrawals and distributions                                                3,517,031                 3,402,119
     Administrative expenses                                                         31,828
                                                                                ------------             ------------
            Total deductions                                                      3,548,859                 3,402,119
                                                                                ------------             ------------
         Net decrease                                                              (363,100)               (5,179,043)
         Net assets available for benefits:
            Beginning of year                                                    18,696,317                23,875,360
                                                                                ------------             ------------
            End of year                                                         $18,333,217              $ 18,696,317
                                                                                ============             ============

                     See independent accountants' report and
                   accompanying notes to financial statements.

                                TAB PRODUCTS CO.
                            TAX DEFERRED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                              MAY 31, 2000 AND 1999

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES:

         The following description of the TAB Products Co. Tax Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan that was adopted in 1956 by TAB Products Co. (the Company) to provide benefits to eligible employees. The Plan covers all employees of the Company except employees covered by a collective bargaining agreement, independent contractors, and non-resident aliens.

         Effective June 1, 1999, the Plan document was amended and restated to increase the limit of the matching contribution from 2% to 3% of eligible participants' compensation. In addition, the Company may make a discretionary matching contribution as determined by the Board of Directors every year. This discretionary matching contribution is in addition to the 50% match and the incentive contribution. Also, the Plan was amended to provide for a special matching contribution for Plan years beginning June 1, 1999 through June 1, 2001, to qualified employees based on years of service.

         Effective June 1, 1999, each eligible employee who had not completed an enrollment election form was automatically enrolled in the Plan. All eligible employees hired after June 1, 1999 who do not complete an enrollment election form will automatically be enrolled in the Plan on the first payroll period following his or her date of hire. Any participant who is automatically enrolled in the Plan will have a deferral contribution made on his or her behalf equal to 1% of his or her eligible compensation that will be invested in the Plan's investment options as determined by the Administrative Committee (the Committee).

         The Company sold its Field Service Group to Bell & Howell effective June 1, 1999. Employees of the Field Service Group have the option to rollover their funds to the Bell & Howell's 401(k) plan, leave their funds in the Plan or withdraw their funds.

         The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

ADMINISTRATION -

         The Company has appointed the Committee to manage the operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. On June 1, 1999, the Company contracted with Charles Schwab Trust Company (Charles Schwab) to act as the custodian and trustee in place of Merrill Lynch Trust Company (Merrill Lynch). Substantially all expenses incurred for administering the Plan are paid by the Company; however, beginning in fiscal 2000, in connection with the change in administrators, the cost of the third-party administrator is paid by the Plan.

BASIS OF ACCOUNTING -

         The financial statements of the Plan are prepared on the accrual method of accounting. Participant and Company matching contributions are recorded in the period during which the Company withholds payroll deductions from participants' earnings. Company discretionary contributions are recorded in the period to which they relate.
Benefits are recorded when paid.

FORFEITED ACCOUNTS -

         At May 31, 2000, forfeited nonvested accounts totaled approximately $45,000. These accounts will be used to reduce future employer contributions. Also in fiscal year 2000, employer contributions were reduced by approximately $51,000 from forfeited nonvested accounts.

INVESTMENTS -

         Participant contributions to the Plan were held by Charles Schwab and Merrill Lynch and invested based solely upon instructions received from participants. Company matching contributions to the Plan are non-participant directed and are invested in shares of the Company's common stock.

         The Plan's investments in mutual funds and Company common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

INCOME TAXES -

         The Plan has been amended since receiving its latest favorable determination letter dated March 29, 1996. However, the Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

ESTIMATES -

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES -

         The Plan provides for various mutual fund investment options and investment in Company common stock. These investments are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS:

         Certain Plan investments were shares of mutual funds managed by Charles Schwab and Merrill Lynch. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 - PARTICIPATION AND BENEFITS:

PARTICIPANT CONTRIBUTIONS -

         Participants may elect to have the Company contribute a percentage, from 1% to 15%, of their eligible pre-tax compensation up to the amount allowable under the Internal Revenue Code. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in 1% increments.

         Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

EMPLOYER CONTRIBUTIONS -

         The Company makes matching contributions equal to 50% of each eligible participant's contribution up to a maximum of 3% of the participant's compensation (2% prior to June 1, 1999). In addition, the Company may make a special matching contribution for the Plan years beginning June 1, 1999 through June 1, 2001. Also, the Company is allowed to make discretionary matching contributions as determined each year by the board of directors. The Company may also make an incentive contribution equal to a percentage of the matching contribution for each participant if the Company's net profits (as defined in the Plan) exceed 5% of the Company's revenues for the Plan year. The Company made a special matching contribution of approximately $111,000 for fiscal 2000. No discretionary or incentive contributions have been made for the years ended May 31, 2000 and 1999. The Company's contributions are invested in the Company's common stock and may be made in the form of cash or common stock of the Company. Cash contributions are used to purchase shares of the Company's common stock on the open market (at the then prevailing market price), directly from the Company, or from other persons in private transactions. During fiscal 2000 and 1999, all Company contributions were made in cash. The Company's actual contribution may be reduced by certain available forfeitures, if any, during the Plan year.

VESTING -

         Participants are immediately vested in their salary deferral contributions, rollover contributions and related earnings. Participants begin to vest after two years of service and are fully vested in the employer's matching contributions and incentive contributions allocated to their account after five years of credited service.

PARTICIPANT ACCOUNTS -

         Each participant's account is credited with the participant's contribution, the Company's matching contribution, special matching contribution, discretionary matching contribution and incentive contribution, if any, along with the participant's allocable shares of the Plan's earnings or losses. Allocation of the Company's contribution is based on participant contributions.

PAYMENT OF BENEFITS -

         Upon termination, the participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's vested interest in his or her account. Distributions are in cash, except the participant may elect to have his or her investment in Company common stock distributed in whole shares of Company common stock. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

LOANS TO PARTICIPANTS -

         The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at 1% above the prime rate as published in the Wall Street Journal and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a residence in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Committee. At May 31, 2000, outstanding loans to participants carried interest rates that ranged from 8.75% to 10.0%.

NOTE 4 - PLAN OBLIGATIONS:

         Included in net assets available for benefits at May 31, 2000, are benefits due to withdrawing participants for benefit claims which have been processed and approved for payment prior to year-end, but not yet paid, of approximately $755,000. This amount is reflected as a liability in the Form 5500 filing with the Department of Labor.

NOTE 5 - INVESTMENTS:

         The following table includes the fair values of investments that represent 5% or more of the Plan's net assets at May 31:

                                                                           2000                       1999
                                                                           ----                       ----

         Charles Schwab:
              Scudder Growth and Income Fund                       $         133,164
              Managers Special Equity Fund                                   214,125
              Managers International Equity Fund                             438,745
              Dreyfus S & P 500 Index Fund                                   770,065
              Morley Stable Value Fund                                     1,988,141
              Dreyfus Midcap Index Fund                                      219,777
              Russell Equity Aggressive Strategy
                  Income Fund                                              7,484,437
              Russell Conservation Strategy                                    3,212
              Russell Moderate Strategy Fund                                  21,278
              Russell Balanced Strategy Fund                               1,380,179
              Russell Aggressive Strategy Fund                               440,393
              Schwab Money Market Fund                                        72,709
              Schwab Government Money
                 Market Fund                                                  14,773
              Schwab Total Bond Market Index Fund                          1,261,307
         Merrill Lynch:
              Retirement Preservation Trust                                                    $      2,843,036
              Growth Fund Class A                                                                     2,528,126
              Global Allocation Fund Class A                                                            336,457
              AIM Equity Constellation Fund                                                           1,744,446
              Templeton Foreign Fund                                                                    441,293
              Basic Value Fund Class A                                                                5,250,554
              Corporate Bond Fund Investment
                   Grade Class A                                                                      1,653,912
         TAB Products Co. Common Stock                                     2,608,396*                 3,249,024*
         Participant loans                                                   415,355                    555,518
                                                                   -----------------           ----------------

                  Assets held for investment
                       purposes                                    $      17,466,056           $     18,602,366
                                                                   =================           ================

*Includes participant and non-participant directed amounts

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                                Years ended May 31,
                                                                          2000                        1999
                                                                          ----                        ----

         Common stock                                               $       (921,093)           $    (3,836,015)
         Mutual funds                                                      1,214,448                 (1,175,801)
                                                                   -----------------           ----------------

                                                                    $        293,355            $    (5,011,816)
                                                                   =================           ================

NOTE 6 - NONPARTICIPANT-DIRECTED INVESTMENTS

         As discussed in Note 3, the Company's matching contributions are invested in Company common stock and cannot be transferred to other investment funds. As a result, the portion of the Company common stock that relates to employer contributions is a nonparticipant-directed investment. The net assets and significant components of the changes in net assets relating to Company common stock (which includes participant and nonparticipant-directed investments) are as follows:

                                                                                      May 31,
                                                                          2000                        1999
                                                                          ----                        ----
         Net Assets:
                  Common stock                                     $       2,608,396           $      3,249,024
                                                                   =================           ================

         Changes in Net Assets:
               Employer contributions                              $         802,455           $        439,420
               Employee contributions                                         51,983                    111,022
               Dividends received                                             75,638                     95,418
               Net realized and unrealized
                  depreciation in fair value of
                  investments                                               (921,093)                (3,836,015)
               Withdrawals and distributions                                (572,598)                  (589,778)
               Net transfers from (to) participant-directed
                  investments                                                (77,013)                    66,310
                                                                   -----------------           ----------------

          Net decrease                                                      (640,628)                (3,713,623)

          Net assets beginning of year                                     3,249,024                  6,962,647
                                                                   -----------------           ----------------

          Net assets end of year                                   $       2,608,396            $     3,249,024
                                                                   =================           ================

NOTE 7 - INVESTMENT IN COMPANY COMMON STOCK:

         As allowed by the Plan, participants may elect to invest a portion of their accounts in Company common stock. All Company contributions may be made in Company common stock or cash, which is used to purchase Company common stock in the open market. Aggregate investment in Company common stock at May 31, 2000 and 1999 was as follows:

                 MAY 31,                     NUMBER OF SHARES                FAIR VALUE              COST
                 -------                     ----------------                ----------              ----

                   2000                           545,195                     $2,608,396                 $3,008,549
                   1999                           499,850                     $3,249,024                 $2,660,176

NOTE 8 - PLAN TERMINATION AND/OR MODIFICATION:

         The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

                                TAB PRODUCTS CO.
                            TAX DEFERRED SAVINGS PLAN

                              SUPPLEMENTAL SCHEDULE

                                  MAY 31, 2000

                                                                                                           EIN: 94-1190862
                                                                                                           Plan # : 001

                                                       TAB PRODUCTS CO.
                                                  TAX DEFERRED SAVINGS PLAN

                                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                                        MAY 31, 2000


 (a)                              (b)                                               (c)                             (e)
                                                                    Description of investment including
                     Identity of issue, borrower,                     maturity date, rate of interest,            Current
                        lessor or similar party                      collateral, par or maturity value.            value
------  --------------------------------------------------------  -----------------------------------------  ------------------

  *     Schwab Government Money Market Fund                       Cash fund                                        $    14,773

  *     Schwab Money Market Fund                                  Cash fund                                             72,709

        Dreyfus Midcap Index Fund                                 Mutual fund                                          219,777

        Dreyfus S & P 500 Index Fund                              Mutual fund                                          770,065

        Managers International Equity Fund                        Mutual fund                                          438,745

        Managers Special Equity Fund                              Mutual fund                                          214,125

        Morley Stable Value Fund                                  Mutual fund                                        1,988,141

        Russell Aggressive Strategy Fund Class E                  Mutual fund                                          440,393

        Russell Balanced Strategy Fund Class E                    Mutual fund                                        1,380,179

        Russell Conservation Strategy Fund Class E                Mutual fund                                            3,212

        Russell Equity Aggressive Strategy Income Fund            Mutual fund                                        7,484,437

        Russell Moderate Strategy Fund Class E                    Mutual fund                                           21,278

  *     Schwab Total Bond Market Index Fund                       Mutual fund                                        1,261,307

  *     Scudder Growth and Income Fund                            Mutual fund                                          133,164

  *     Tab Products Co.                                          Common Stock                                       2,608,396

  *     Participant loans                                         Interest rates: 8.75% to 10.0%                       415,355

                                                                                                             ------------------

                                                                                                                   $17,466,056

                                                                                                             ==================

        * Parties in interest